Exhibit 99.1

GDS to Hold Annual General Meeting on August 6, 2020

SHANGHAI, China, July 09, 2020 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it will hold its 2020 Annual General Meeting of Shareholders (the “AGM”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on August 6, 2020 (which is 4:00 a.m. (Eastern Daylight Time) on August 6, 2020).

Shareholders listed in the register of members at the close of business on July 10, 2020 (China Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Copies of the notice of the AGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement, the Proxy Card and the Company’s 2019 Annual Report are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com and on the SEC’s website at www.sec.gov.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen
Phone: +86 (21) 5176-5509
Email: ir@gds-services.com

The Piacente Group, Inc.
Ross Warner
Phone: +86 (10) 6508-0677
Email: GDS@tpg-ir.com

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

GDS Holdings Limited